Rule 424 (b)(3)
                                                   Registration Number 333-46255

PROSPECTUS

                                 100,000 SHARES

                     DOUBLE EAGLE PETROLEUM AND MINING CO.

                                  COMMON STOCK
                                ($.10 Par Value)

     This Prospectus relates to the transfer of 100,000 shares (the "Shares") of the $.10 par value common stock (the "Common Stock") of Double Eagle Petroleum And Mining Co. (the "Company") by a certain shareholder (the "Selling Shareholder") that may acquire restricted shares of the Company's Common Stock upon the exercise of options held by the Selling Shareholder in transactions exempt from registration pursuant to federal and state securities laws. See "OFFERING BY SELLING SHAREHOLDER". The Shares offered through this Prospectus may be sold from time to time by the Selling Shareholder. The Company will receive no proceeds from the sales of the Shares by the Selling Shareholder. No underwriting arrangements have been entered into by the Selling Shareholder. The distribution of the Shares by the Selling Shareholder may be offered in one or more transactions that may take place in the over-the-counter market, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholder in connection with sales of the Shares by the Selling Shareholder. See "OFFERING BY SELLING SHAREHOLDER".

     The Company's Common Stock trades in the over-the-counter market and is listed on the Nasdaq SmallCap Stock Market ("Nasdaq") under the symbol "DBLE". On February 24, 1998, the closing bid price of the Common Stock as quoted on Nasdaq was $2.00 per share.

     SEE "RISK FACTORS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The expenses of the offering described in this Prospectus, which are payable by the Company, are estimated to be approximately $4,000.

              The date of this Prospectus is February 24, 1998.

                            AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein referred to, together with all amendments, as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, and statements included in this Prospectus as to the content of any contract or other document referred to are not necessarily complete. For further information, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. All these documents may be inspected at the Commission's principal office in Washington, D.C. without charge, and copies of them may be obtained from the Commission upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that previously were, or are required in the future to be, filed with the Commission (File No. 0-6529) pursuant to the Exchange Act are incorporated herein by reference:

     (i) the Company's Annual Report on Form 10-KSB for the year ended August 31, 1997;

     (ii) the Company's Quarterly Report on Form 10-QSB for the quarter ended November 30, 1997;

     (iii) the description of the Company's common stock contained in the Company's registration statement on Form 10 as filed with the Commission on September 11, 1972;

     (iv) the Company's Proxy Statement dated December 16, 1997 concerning the Company's Annual Meeting of Shareholders held on January 21, 1998; and

     (v) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to Stephen H. Hollis, President, Double Eagle Petroleum And Mining Co., 777 Overland Trail (P.O. Box
766), Casper, Wyoming 82602, (307) 237-9330.

              DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS AND
                             CAUTIONARY STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in or incorporated into this Prospectus, regarding the Company's financial position, business strategy, plans and objectives of management of the Company for future operations and capital expenditures are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

     Additional statements concerning important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Prospectus and in the documents incorporated into this Prospectus. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf subsequent to the date of this Prospectus are expressly qualified in their entirety by the Cautionary Statements.

                                   THE COMPANY

     Double Eagle Petroleum And Mining Co., which was formed on January 13, 1972, explores for, develops, produces and sells crude oil and natural gas. The Company concentrates its activities in areas in which it believes it has accumulated detailed geologic knowledge and developed significant management experience. Current areas of exploration and development focus for the Company include the Moxa Arch in southwestern Wyoming, the Powder River Basin in northeastern Wyoming, the Washakie Basin in south central Wyoming, the Wind River Basin in central Wyoming, and the Christmas Meadows area in northeastern Utah. The Company currently owns interests in a total of 199 producing wells, with oil constituting approximately 30 percent and natural gas constituting approximately 70 percent of its current production (calculating six Mcf of gas production as equal to one barrel of oil production). The Company also has undeveloped acreage in other basins and is evaluating the possibility of additional activity in other areas.

     The Company's strategy is to increase its cash flow and oil and gas reserves by developing and marketing oil and gas prospects. Upon marketing a prospect to another entity, the Company will attempt to receive a promoted or carried interest in the initial well for the prospect. The Company will then participate proportionately in the drilling of any development wells on the prospect. In prior years, the Company has undertaken to assemble a large acreage position and sell it to others while retaining a royalty position. By attempting to direct its focus to generation of geologic prospects with a promoted interest at the exploratory phase and a participating interest at the development stage, the Company will be utilizing more resources for drilling rather than for lease acquisition. In this manner, the Company believes that in a shorter time period it will be exposed to a greater number of opportunities to increase reserves and cash flow.

     In December 1996, the Company completed a public offering of 1,118,250 Units, each consisting of one share of Common Stock and one Common Stock Purchase Warrant, for $1.50 per Unit. Each Warrant allows its holder to purchase one share of Common Stock for $3.00 until December 17, 2001. The Company received net proceeds of approximately $1,524,571 from that offering.

                                  RISK FACTORS

     Prospective purchasers of the Company's Common Stock should carefully consider, together with the other information included herein and incorporated by reference herein, the following factors that affect the Company:

~    Past~Operating~Losses~.  The Company has reported net losses for three of its past five fiscal years, including losses of $21,143 in 1996, $341,616 in 1994, and $76,421 in 1993. In addition, without considering proceeds from sales of properties, the Company had net losses from operations of $19,820 in 1997, $139,638 in 1996, $387,583 in 1995, $350,088 in 1994, and $213,500 in 1993.
There is no assurance that the Company's current or future operations will be profitable.

~    Dependence~On~Key~Personnel~.  The Company is highly dependent on the services of Stephen H. Hollis, the Chairman Of The Board and Chief Executive Officer of the Company. The loss of Mr. Hollis could have a material adverse effect on the Company. The Company does not carry "key man" life insurance on Mr. Hollis.

~    Oil~And~Gas~Prices;~Marketability~Of~Production~.  The Company's revenues, profitability and liquidity are substantially dependent upon prevailing prices for oil and natural gas. Oil and gas prices can be extremely volatile and in recent years have been depressed by excess total domestic and imported supplies. There can be no assurance that current price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond the control of the Company. Sales of oil and natural gas may be seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. The marketability of the Company's gas production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and thus represent a significant risk.

     The Company uses the "successful efforts" method for capitalizing costs of completed oil and gas wells. Pursuant to the successful efforts method, only the costs attributable to successful exploratory wells and the costs of development wells within a producing field are reflected in property and equipment. Producing and non-producing properties are evaluated periodically and, if conditions warrant, an impairment allowance is provided. The impairment allowance is a one-time charge to earnings which does not impact cash flow from operating activities.

     The Company's revenues also depend on its level of success in acquiring or finding additional reserves. Except to the extent that the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. There can be no assurance that the Company's planned exploration and development projects will result in significant additional reserves or that the Company will have future success in drilling productive wells at low reserve replacement costs.

~    Competition;~General~Risks~Of~Oil~And~Gas~Operations~.  The Company
competes in the areas of oil and gas exploration, production, development and transportation with other companies, many of which may have substantially larger financial and other resources. The nature of the oil and gas business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures, the occurrence of any of which could result in losses to the Company. The Company maintains insurance against some, but not all, of these risks in amounts that management believes to be reasonable in accordance with customary industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on the Company's financial position.

~    Government~Regulation~And~Environmental~Risks~.  The production and sale of oil and gas are subject to a variety of federal, state and local government regulations including regulation concerning the prevention of waste, the discharge of materials into the environment, the conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters including taxes. Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. During the past few years there has been a significant amount of discussion by legislators and the presidential administration concerning a variety of energy tax proposals. There can be no certainty that any such measure will be passed or what its effect will be on oil and natural gas prices if it is passed. In addition, many states have raised state taxes on energy sources and additional increases may occur, although there can be no certainty of the effect that increases in state energy taxes would have on oil and natural gas prices. Although the Company believes it is in substantial compliance with applicable environmental and other government laws and regulations, there can be no assurance that significant costs for compliance will not be incurred in the future.

     ~Equity~Ownership~By~Directors~And~Officers~. As of February 24, 1998, the Company's current officers and directors as a group, together with their affiliates, owned approximately 16.2 percent of the outstanding Common Stock.

     ~Estimates~of~Reserves~And~Future~Net~Revenues;~No~Review~By~Independent~En
gineer~. The documents incorporated by reference into this Prospectus contain estimates of the Company's reserves and of future net revenues which were prepared by the Company and have not been reviewed by an independent petroleum engineer. However, these estimates are not exact and are based on many variable and uncertain factors. Estimates of reserves and of future net revenues may vary substantially, depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. The actual amounts of production, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the estimated amounts. Estimates of reserves also are extremely sensitive to the market prices for oil and gas.

                        OFFERING BY SELLING SHAREHOLDER

     The Company is registering the transfer of an aggregate of 100,000 shares of Common Stock by the Selling Shareholder. The Selling Shareholder may sell its Common Stock at such prices as it is able to obtain in the market or as otherwise negotiated. The Company will receive no proceeds from the sale of Common Stock by the Selling Shareholder. Additionally, agents, brokers or dealers may acquire Shares or interests therein as a pledgee and may, from time to time, effect distributions of the Shares or interests in such capacity. The Selling Shareholder informed the Company that it does not have any arrangements or agreements with any underwriters or broker/dealers to sell the Shares, and intends to contact various broker/dealers to identify prospective purchasers. Prior to this offering, the Selling Shareholder beneficially owned 100,000 Shares of Common Stock underlying options held by the Selling Shareholder, or approximately 2.5 percent of the Company's outstanding Common Stock. If the Selling Shareholder sells all the Shares offered hereby, the Selling Shareholder will not own any shares of the Company's Common Stock after this offering.

     Phoenix Alliance, Inc. ("Phoenix"), the Selling Shareholder, entered into a Services Agreement with the Company effective as of September 23, 1997. The Services Agreement provides as follows: (A) Phoenix will provide consulting services to the Company during the term of the agreement, (B) the initial term of the agreement will be for a period of six months, and the agreement will continue on a month-to-month basis for six months thereafter unless otherwise terminated, (C) Phoenix will be paid $5,000 per month during the term of the agreement, (D) the Company immediately will issue Phoenix options (the "Options") to purchase 100,000 shares of the Company's Common Stock (the "Option Shares"), (E) the Options will expire on April 1, 1999 and be exercisable at $1.25 per share, and (F) Phoenix will not sell or otherwise transfer, encumber, or hypothecate more than an aggregate of 25,000 of the Option Shares on or before December 23, 1997, more than an aggregate of 50,000 of the Option Shares on or before March 23, 1998, and more than an aggregate of 75,000 of the Option Shares on or before June 23, 1998, and more than an aggregate of 100,000 of the Option Shares on or before September 30, 1998.

     The following table sets forth the name of the Selling Shareholder, the number of shares of Common Stock owned by the Selling Shareholder before the offering, the number of shares of Common Stock to be sold by the Selling Shareholder, the number of shares owned by the Selling Shareholder after the offering, and the percentage of shares of Common Stock owned after the offering.

                           Number Of Shares      Number Of   Number Of Shares    Percentage Of
                            Of Common Stock      Shares To     Owned After       Shares Owned
         Name            Owned Before Offering    Be Sold        Offering       After Offering

Phoenix Alliance, Inc.        100,000 (1)         100,000           0                  0

(1) The number of shares of Common Stock indicated represents 100,000 shares underlying options that currently are exercisable.

                                LEGAL MATTERS

     Bearman Talesnick & Clowdus Professional Corporation, Denver, Colorado, has acted as counsel for the Company in connection with this offering. Attorneys employed by that law firm beneficially own 31,000 shares of the Company's Common Stock, and 31,000 Common Stock Purchase Warrants that were issued in the Company's December 1996 public offering.

                                   EXPERTS

     The consolidated financial statements of Double Eagle Petroleum And Mining Co. appearing in the Company's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1997 have been audited by Hocker, Lovelett, Hargens & Skogen, P.C., independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

                       CERTAIN PROVISIONS OF WYOMING LAW

     The following paragraph summarizes certain provisions of Wyoming law concerning limitations on changes in control of the Company. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Wyoming law for complete information.

     The provisions of Sections 17-18-101, ~et~seq.~, of the Wyoming Business Corporation Act, which sections are referred to as the "Wyoming Management Stability Act", could have the effect of delaying, deferring or preventing change in control of the Company or the removal of existing management, and as a result could prevent the stockholders of the Company from being paid a premium for their shares of Common Stock.

                 SECURITIES AND EXCHANGE COMMISSION POSITION ON
                            CERTAIN INDEMNIFICATION

     The Wyoming Business Corporation Act provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

     The Board Of Directors is empowered to make other indemnification as authorized by the Articles Of Incorporation or by corporate resolution so long as the indemnification is consistent with the Wyoming Business Corporation Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities And Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     NO PERSON HAS BEEN AUTHORIZED TO
     GIVE ANY INFORMATION OR TO MAKE
     ANY REPRESENTATION OTHER THAN
     THOSE CONTAINED IN THIS
     PROSPECTUS AND, IF SO GIVEN OR                 TABLE OF CONTENTS
     MADE, SUCH INFORMATION OR
     REPRESENTATION MUST NOT BE                                             Page
     RELIED UPON AS HAVING BEEN                                            ----
     PROVIDED BY DOUBLE EAGLE
     PETROLEUM AND MINING CO. THIS        AVAILABLE INFORMATION             2
     PROSPECTUS DOES NOT CONSTITUTE       INCORPORATION OF CERTAIN
     AN OFFER TO SELL OR THE                DOCUMENTS BYREFERENCE           2
     SOLICITATION OF AN OFFER TO          DISCLOSURE REGARDING FORWARD-
     PURCHASE, ANY SECURITIES THAT          LOOKING STATEMENTS AND
     ARE COVERED BY THIS PROSPECTUS,        CAUTIONARY STATEMENTS           3
     TO ANY PERSON IN A JURISDICTION      THE COMPANY                       4
     IN WHICH IT IS UNLAWFUL TO MAKE      RISK FACTORS                      4
     SUCH AN OFFER OR SOLICITATION.       OFFERING BY SELLING SHAREHOLDERS. 6
     NEITHER THE DELIVERY OF THIS         LEGAL MATTERS                     7
     PROSPECTUS NOR THE DISTRIBUTION      EXPERTS                           7
     OF ANY SECURITIES TO WHICH THIS      CERTAIN PROVISIONS OF WYOMING
     PROSPECTUS RELATES SHALL CREATE        LAW                             7
     ANY IMPLICATION THAT THERE HAS       SECURITIES AND EXCHANGE
     NOT BEEN A CHANGE IN THE AFFAIRS       COMMISSION POSITION ON
     OF DOUBLE EAGLE PETROLEUM AND          CERTAIN INDEMNIFICATION         7
     MINING CO., OR THAT THE
     INFORMATION CONTAINED IN THIS
     PROSPECTUS IS CORRECT, AT ANY
     TIME SUBSEQUENT TO THE DATE OF
     THIS PROSPECTUS.



      DOUBLE EAGLE PETROLEUM
           AND MINING CO.


           100,000 SHARES


            COMMON STOCK
          ($.10 Par Value)


             PROSPECTUS

         February 24, 1998